

08030802

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-65946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 20 2008

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC
104

REPORT FOR THE PERIOD BEGINNING_____1/1/07_____ AND ENDING_____12/31/07_____
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DAS Financial Services, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Tower Bridge
_____
                                                 (No. and Street)

West Conshohocken, PA 19428
_____
    (City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. George   (603) 773-9940
_____
                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner & Company, LLC
_____
                      (Name - if individual, state *last, first, middle name*)

Three Bala Plaza, Suite 501 West, Bala Cynwyd, PA 19004-3484
_____
   (Address)   (City)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED

MAR 31 2008

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I_____Alan Cohn_____swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of_____DAS Financial Services, Inc._____as

of_____December 31_____2007_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MITCHELL E. BEDNOFF, Notary Public
West Conshohocken Boro., Montgomery Co.
My Commission Expires December 10, 2011

_____
Notary Public

_____
Signature

_____Co-President_____
Title

This report** contains (check all applicable boxes):
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
    Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
    solidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report on Internal Controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAS FINANCIAL SERVICES, INC.

DECEMBER 31, 2007 AND 2006

THREE BALA PLAZA ● SUITE 501 WEST ● BALA CYNWYD ● PENNSYLVANIA ● 19004-3484

(610) 668-4200 ● Fax (215) ISDANER ● Fax (610) 667-4329 ● Email: info@isdanerllc.com

CONTENTS

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS 1

FINANCIAL STATEMENTS

    BALANCE SHEETS 2

    STATEMENTS OF INCOME...3

    STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY...4

    STATEMENTS OF CASH FLOWS 5

    NOTES TO FINANCIAL STATEMENTS...6

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1 7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
    INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 8



<u>Report of Independent Certified Public Accountants</u>

Board of Directors
DAS Financial Services, Inc.

We have audited the accompanying balance sheets of DAS Financial Services, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAS Financial Services, Inc. as of December 31, 2007 and 2006 and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 23, 2008

Isdaner & Company, LLC

DAS FINANCIAL SERVICES, INC.
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash	$71,274	$179,645
Prepaid expenses	5,049	6,001
	$76,323	$185,646

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Liabilities:		
Accounts payable	$ 3,500	$ 3,000
Stockholders' equity:		
Common stock - authorized, issued and		
outstanding, 1,000 shares without par value	44,500	44,500
Additional paid-in capital	30,000	30,000
Retained earnings (deficit)	(1,677)	108,146
	72,823	182,646
	$76,323	$185,646

The accompanying notes are an integral part of these statements.

	2007	2006
Operating revenue	$42,113	$196,251
Operating expenses:		
Management fees	31,500	31,500
Professional fees	9,900	12,000
Other	21,268	25,740
	62,668	69,240
Operating income (loss)	(20,555)	127,011
Other income:		
Interest	5,732	2,889
FINRA rebate	35,000	-
Net income	$20,177	$129,900

The accompanying notes are an integral part of these statements.

3

DAS FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2005	1,000	$44,500	$30,000	($ 21,754)	$ 52,746
Net income - 2006	-	-	-	129,900	129,900
Balance, December 31, 2006	1,000	44,500	30,000	108,146	182,646
Net income - 2007	-	-	-	20,177	20,177
Distributions	-	-	-	(130,000)	(130,000)
Balance, December 31, 2007	1,000	$44,500	$30,000	($ 1,677)	$ 72,823

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 20,177	$129,900
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in prepaid expenses	952	5,687
Increase (decrease) in accounts payable	500	(650)
Net cash provided by operating activities	21,629	134,937
Cash flows from financing activities:		
Distributions	(130,000)	-
Net cash used in financing activities	(130,000)	-
Net increase (decrease) in cash	(108,371)	134,937
Cash at beginning of year	179,645	44,708
Cash at end of year	$ 71,274	$179,645

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

(1) SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

DAS Financial Services, Inc. ("DAS") is a broker-dealer registered under the Securities Exchange Act of 1934.

Revenue

Commission revenue and Rule 12B-1 service fees are earned under written contracts with investment companies and are recorded on a trade-date basis as securities transactions occur. One investment company accounted for 87% and 91% of DAS's operating revenue for 2007 and 2006, respectively.

Income Taxes

DAS has elected to be taxed as an S corporation under the Internal Revenue and Pennsylvania income tax codes. Under these provisions, DAS does not pay federal or Pennsylvania income taxes on its taxable income. DAS's income or loss is included in the income tax returns of the stockholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) FINRA REBATE

In 2007 the Financial Industry Regulatory Authority (FINRA) was formed by a consolidation of the National Association of Securities Dealers, Inc. and the enforcement arm of the New York Stock Exchange. FINRA assumed responsibility for regulatory oversight of securities firms under the Securities Exchange Act of 1934. In connection with the consolidation, FINRA adjusted its Gross Income Assessment structure and issued rebates to member firms, including $35,000 to DAS.

(3) RELATED PARTY TRANSACTIONS

DAS is affiliated with Sage Financial Group ("Sage") by reason of common ownership. In 2007 and 2006, DAS paid $31,500 to Sage for management, financial and other services and $5,460 for shared expenses.

(4) NET CAPITAL REQUIREMENTS

DAS is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. At December 31, 2007, DAS's "aggregate indebtedness" and "net capital" (as defined) were $3,500 and $62,774, respectively, and its aggregate indebtedness to net capital ratio was .06 to 1.0. "Net capital" exceeded required net capital by $57,774 at that date. Rule 15c3-1 provides that equity capital may not be withdrawn if the resulting net capital of a broker-dealer would be less than the amount required under the Rule.

A calculation was not made of the reserve requirement under Rule 15c3-3 because DAS claims an exemption under Subsection (k)1.

DAS FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1

DECEMBER 31, 2007

NET CAPITAL

Total stockholders' equity	$72,823
Total available capital	72,823
Less other deductions:	
Excess fidelity bond	5,000
Less nonallowable assets:	
Prepaid expenses	5,049
Net capital	$62,774

AGGREGATE INDEBTEDNESS

Accounts payable	$ 3,500
Total aggregate indebtedness	$ 3,500
Ratio of aggregate indebtedness to net capital	6%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 233
Required net capital	$ 5,000
Excess net capital	$57,774
Excess net capital at 1000%	$62,424

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$62,774
Net capital per this report	$62,774



Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5

Board of Directors
DAS Financial Services, Inc.

In planning and performing our audit of the financial statements of DAS Financial Services, Inc. ("DAS") for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by DAS, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because DAS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by DAS in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of DAS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which DAS has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that DAS's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 23, 2008

Johner & Company, LLC

END